UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Free translation into English

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

January 24, 2024

Messrs.

Superintendence of Capital Markets

MATERIAL INFORMATION: Notice of Call to Shareholders’ Meeting / Bondholders’ Meeting

As required by the Regulation on Material and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we inform you that:

Legal Entity: COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Call for: General Shareholders’ Meeting
Date of Agreement to Call for Meeting: January 24, 2024

Meeting Called by: Board of Directors meeting

Calls:

-	1st 02/22/2024 Virtual Platform Videosession 09:00 a.m.
-	2nd 02/26/2024 Virtual Platform Videosession 09:00 a.m.
-	3rd 03/01/2024 Virtual Platform Videosession 09:00 a.m.

Description of Material Information: Call for General Shareholders’ Meeting (remote)

Comments: The call notices shall be published on Saturday, January 27, in the official gazette El Peruano and in another newspaper pursuant to the requirements of the General Corporations Law.

Agenda:

-	Partial amendment of Bylaws: Article twenty-nine.

Files:

-	Additional Information:

Proposal of amendment of bylaws.pdf

Best,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION
99.1	Proposed Amendment to Bylaws – February 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: January 25, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer